Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 11 DATED SEPTEMBER 28, 2017
TO THE PROSPECTUS DATED APRIL 27, 2017
This Supplement No. 11 supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc. (the “Company”), dated April 27, 2017, and Supplement No. 10 dated September 15, 2017, which consolidated and replaced all previous supplements to the prospectus. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)
the status of our initial public offering of shares of common stock, the filing of a registration statement for our follow-on offering of common stock and the termination of our initial public offering of common stock;

(2)	the declaration of additional distributions to our stockholders;

(3)	the determination of an updated estimated per share net asset value of our Class A common stock, Class I common stock and Class T common stock;

(4)	the revised primary offering prices per Class A share, Class I share and Class T share, effective October 1, 2017;

(5)	the revised distribution reinvestment plan prices per Class A share, Class I share and Class T share, effective October 1, 2017;

(6)	the revised share repurchase prices pursuant to our share repurchase program, effective October 1, 2017;

(7)	recent individually immaterial real property acquisitions;

(8)	updates regarding our credit facility;

(9)	updates to the “Risk Factors” section of our prospectus;

(10)	updates to the “Plan of Distribution” section of our prospectus; and

(11)	an update to the definition of "roll-up transactions".
Status of this Offering, Filing of a Registration Statement for Follow-On Offering, and Termination of this Offering
We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. As of the date of this supplement, we are publicly offering shares of Class A common stock, shares of Class I common stock and shares of Class T common stock, in any combination with a dollar value up to the maximum offering amount. As of September 26, 2017, we had accepted investors’ subscriptions for and issued approximately 80,113,000 shares of Class A common stock, 3,997,000 shares of Class I common stock and 28,261,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of approximately $793,415,000, $36,354,000 and $270,859,000, respectively, for total gross proceeds raised of $1,100,628,000. As of September 26, 2017, we had approximately $1,249,372,000 in Class A shares, Class I shares and Class T shares of common stock remaining in our Offering.
On May 1, 2017, we filed a Registration Statement on Form S-11 (the “Follow-On Offering Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) to register up to $332,500,000 of shares of Class A common stock, Class I common stock and Class T common stock to be offered to the public on a best efforts basis pursuant to a proposed follow-on offering and up to $17,500,000 of shares of Class A common stock, Class I common stock and Class T common stock pursuant to our distribution reinvestment plan. Accordingly, pursuant to Rule 415 promulgated under the Securities Act, we extended our current Offering until the earlier of the SEC effective date of the Follow-On Offering Registration Statement or November 25, 2017, the date that is 180 days after the third anniversary of the SEC effective date of the Offering. As of the date of this supplement, the Follow-On Offering Registration Statement has not been declared effective by the SEC. We reserve the right to terminate the Offering at any time prior to these dates.
Our board of directors determined to terminate our Offering on November 24, 2017. Our board of directors may revise the offering termination date as necessary in its discretion.

Declaration of Distributions
Additional Class A Distributions Authorized
On September 28, 2017, our board of directors approved and authorized an additional daily distribution to our Class A stockholders of record as of the close of business on each day of the period commencing on October 1, 2017 and ending on November 30, 2017 in the amount of $0.000021392 per share. This additional distribution amount and the daily distribution of $0.001767101 previously authorized and declared by our board of directors will equal an annualized rate of 6.40%, based on the revised primary offering purchase price of $10.200 per Class A share. The distributions for each record date in October 2017 and November 2017 will be paid in November 2017 and December 2017, respectively. The distributions will be payable to stockholders from legally available funds therefor.
Additional Class I Distributions Authorized
On September 28, 2017, our board of directors approved and authorized an additional daily distribution to our Class I stockholders of record as of the close of business on each day of the period commencing on October 1, 2017 and ending November 30, 2017 in the amount of $0.000021392 per share. This additional distribution amount and the daily distribution of $0.001767101 previously authorized and declared by our board of directors will equal an annualized rate of 7.04%, based on the revised primary offering purchase price of $9.273 per Class I share. The distributions for each record date in October 2017 and November 2017 will be paid in November 2017 and December 2017, respectively. The distributions will be payable to stockholders from legally available funds therefor.
Additional Class T Distributions Authorized
On September 28, 2017, our board of directors approved and authorized an additional daily distribution to our Class T stockholders of record as of the close of business on each day of the period commencing on October 1, 2017 and ending November 30, 2017 in the amount of $0.000018207 per share. This additional distribution amount and the daily distribution of $0.001501543 previously authorized and declared by our board of directors will equal an annualized rate of 5.68%, based on the revised primary offering purchase price of $9.766 per Class T share. The distributions for each record date in October 2017 and November 2017 will be paid in November 2017 and December 2017, respectively. The distributions will be payable to stockholders from legally available funds therefor.
Determination of the Updated Estimated Per Share Net Asset Value
The following information supplements, and should be read in conjunction with, all discussions contained in our prospectus regarding our calculation of an estimated per share net asset value:
On September 28, 2017, our board of directors, at the recommendation of the audit committee, which is comprised solely of independent directors, unanimously approved and established an estimated per share net asset value of $9.18 per share of each of our Class A common stock, Class I common stock and Class T common stock, or the Estimated Per Share NAV, as of June 30, 2017, or the Valuation Date. The Estimated Per Share NAV is based on the estimated value of our assets less the estimated value of our liabilities, divided by the approximate number of shares outstanding on a fully diluted basis, calculated as of the Valuation Date. We are providing this Estimated Per Share NAV to assist broker-dealers in connection with their obligations under National Association of Securities Dealers Conduct Rule 2340, as required by the Financial Industry Regulatory Authority, or FINRA, with respect to customer account statements. This valuation was performed in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association, or the IPA, in April 2013, or the IPA Valuation Guidelines, in addition to guidance from the Securities and Exchange Commission, or the SEC. We believe that there were no material changes between the Valuation Date and the date of this supplement that would impact the Estimated Per Share NAV.
The audit committee, pursuant to authority delegated by our board of directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine the Estimated Per Share NAV, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices, and the reasonableness of the assumptions used in the valuations and appraisals.
The Estimated Per Share NAV was determined by our board of directors after consultation with our advisor and Robert A. Stanger & Co, Inc., or Stanger, an independent third-party valuation firm. The engagement of Stanger was approved by the audit committee. Stanger prepared an appraisal report, or the Appraisal Report, summarizing key information and assumptions and providing an appraised value on 49 of the 62 properties in our portfolio as of June 30, 2017, or the Appraised Properties. Stanger also prepared a net asset value report, or the NAV Report, and together with the Appraisal Report, the Reports, which estimates the NAV of our Class A common stock, Class I common stock and Class T common stock as of June 30, 2017. The NAV Report relied upon the Appraisal Report for the Appraised Properties, appraisal reports prepared by third parties other than Stanger on 11 properties, or the Third-Party Appraised Properties, the June 30, 2017 book value of the Vibra Rehabilitation

Hospital and Post Acute Las Vegas Rehabilitation Hospital development properties, or the Development Properties, Stanger’s estimate of our advisor’s subordinated participation in net sale proceeds due upon liquidation of our portfolio and our notes payable, and our advisor's estimate of the value of our operating partnership’s credit facility and our other assets and liabilities, to calculate an estimated net asset value per share of our common stock. The process for estimating the value of our assets and liabilities was performed in accordance with the provisions of the IPA Valuation Guidelines.
Upon the audit committee’s receipt and review of the Reports, the audit committee recommended $9.18 as the Estimated Per Share NAV of each of our Class A common stock, Class I common stock and Class T common stock as of June 30, 2017 to our board of directors. Upon our board of directors’ receipt and review of the Reports and recommendation of the audit committee, our board of directors approved $9.18 as the Estimated Per Share NAV of each of our Class A common stock, Class I common stock and Class T common stock as of June 30, 2017.
The table below sets forth the calculation of our Estimated Per Share NAV as of June 30, 2017, as well as the comparable calculation as of June 30, 2016. Certain amounts are reflected net of non-controlling interests, as applicable.

Estimated Per Share NAV
(In Thousands, Except Share and Per Share Data)

	As of June 30, 2017			As of June 30, 2016
	Gross		Per Share	Gross	Per Share
Assets
Total Real Estate, Net	$1,526,576	(1)	$15.28	$680,551	$10.01
Cash and Cash Equivalents	74,350		0.74	35,648	0.52
Other Assets	20,987		0.21	8,402	0.12
Total Assets	1,621,913		16.23	724,601	10.65

Liabilities & Stockholders' Equity
Liabilities:
Notes Payable	401,377		4.02	—	—
Credit Facility	275,000		2.75	95,000	1.40
Accounts Payable Due to Affiliates (2)	2,463		0.02	1,034	0.02
Accounts Payable and Other Liabilities	26,333		0.26	11,153	0.16
Total Liabilities	705,173		7.05	107,187	1.58

Stockholders' Equity	916,740		9.18	617,414	9.07
Less: Advisor Promote	—		—	—	—
Stockholders' Equity, Net of Promote	$916,740		$9.18	$617,414	$9.07

Fully Diluted Shares Outstanding			99,879,473		68,037,354

(1)	Includes Third-Party Appraised Properties at an aggregate value of $410.1 million and the book value of the Development Properties at an aggregate value of $42.1 million.

(2)	Excludes accrued distribution and servicing fees payable to our dealer manager in connection with Class T shares.

Commencing on October 1, 2017, the revised primary offering prices per share for Class A shares, Class I shares and Class T shares will be as follows:

	Class A Shares	Class I Shares	Class T Shares
Estimated Value Per Share	$9.18	$9.18	$9.18
Estimated Enterprise Value	None	None	None
Estimated Upfront Selling Commission and Dealer Manager Fees	1.020	0.093	0.586
Revised Primary Offering Price Per Share	$10.200	$9.273	$9.766

Methodology and Key Assumptions
In determining the Estimated Per Share NAV, our board of directors considered the recommendation of the audit committee, the Reports provided by Stanger and information provided by our advisor. Our goal in calculating the Estimated Per Share NAV is to arrive at a value that is reasonable and supportable using what the audit committee and our board of directors each deems to be appropriate valuation methodologies and assumptions.
FINRA’s current rules provide no guidance on the methodology an issuer must use to determine its Estimated Per Share NAV. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different Estimated Per Share NAV, and these differences could be significant. The Estimated Per Share NAV is not audited and does not represent the fair value of our assets less its liabilities according to U.S. generally accepted accounting principles, or GAAP, nor does it represent a liquidation value of our assets and liabilities or the amount our shares of common stock would trade at on a national securities exchange. The estimated asset values may not represent current market value or book value. The estimated value of the Appraised Properties and Third-Party Appraised Properties does not necessarily represent the value we would receive or accept if our assets were marketed for sale. The Estimated Per Share NAV does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount compared to the sum of the individual property values. The Estimated Per Share NAV also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale.

Real Estate Valuation
As described above, we engaged Stanger to provide an appraisal of the Appraised Properties, consisting of 49 of the 62 properties in our portfolio as of June 30, 2017. In preparing the Appraisal Report, Stanger, among other things:

•	performed a site visit of each Appraised Property;

•
interviewed our officers or our advisor’s personnel to obtain information relating to the physical condition of each Appraised Property, including known environmental conditions, status of ongoing or planned property additions and reconfigurations, and other factors for such leased properties;

•	reviewed lease agreements for each Appraised Property and discussed with us or our advisor certain lease provisions and factors on each property; and

•
reviewed the acquisition criteria and parameters used by real estate investors for properties similar to the subject properties, including a search of real estate data sources and publications concerning real estate buyer’s criteria, discussions with sources deemed appropriate, and a review of transaction data for similar properties.

Stanger employed the income approach to estimate the value of the Appraised Properties, which involves an economic analysis of the property based on its potential to provide future net annual income. As part of the valuation, a direct capitalization analysis and a discounted cash flow analysis were used to determine the value of our interest in the portfolio, by valuing the subject interest in each Appraised Property in the portfolio based upon the leases that encumber such property. The indicated value by the income approach represents the amount an investor would probably pay for the expectation of receiving the net cash flow from the property during the subject lease term and the proceeds from the ultimate sale of the property.
The Appraisal Report summarizes key inputs and assumptions and provides a value for each of the Appraised Properties that Stanger appraised using financial information we provided and our advisor provided. From such review, Stanger selected the appropriate cash flow discount rates, residual discount rates, and terminal capitalization rates in its discounted cash flow analysis and the appropriate direct capitalization rate in its direct capitalization analysis. In the NAV Report, the Development Properties were included at their June 30, 2017 book value and the Third-Party Appraised Properties were included in the net asset value analysis at their appraised values, which were prepared by third parties other than Stanger.

As of June 30, 2017, we owned 62 real estate properties. The total aggregate purchase price of these properties was approximately $1,406.5 million. The total aggregate purchase price of $1,406.5 million was determined in accordance with GAAP. In addition, through the Valuation Date, we had invested $30.7 million in capital improvements on these real estate properties since inception. As of the Valuation Date, the total value of the Appraised Properties at our respective ownership interest, as provided by Stanger, the Third-Party Appraised Properties and the June 30, 2017 book value of the Development Properties was approximately $1,526.6 million. This represents an approximately 6.22% increase in the total value of the real estate assets over the aggregate purchase price and aggregate improvements. The following summarizes the key assumptions that were used in the discounted cash flow and direct capitalization models to arrive at the appraised value of the Appraised Properties:

	Range		Weighted Average
Terminal Capitalization Rate	6.00%	8.50%	7.14%
Cash Flow Discount Rate	5.50%	9.00%	7.69%
Residual Discount Rate	6.75%	9.25%	7.94%
Direct Capitalization Rate	5.25%	7.75%	6.56%
Income and Expense Growth	3.00%		3.00%
While we believe that Stanger’s assumptions and inputs are reasonable, a change in these assumptions and inputs would significantly impact the calculation of the appraised value of the Appraised Properties and thus, the Estimated Per Share NAV. The table below illustrates the impact on the Estimated Per Share NAV if the terminal capitalization rates, discount rates and direct capitalization rates were adjusted by 25 basis points or 5.0%, assuming the value conclusion for each Appraised Property is based on the method being sensitized and all other factors remain unchanged:

	Estimated Per Share NAV due to:
	Increase	Decrease	Increase	Decrease
	25 Basis Points	25 Basis Points	5.0%	5.0%
Terminal Capitalization Rate	$8.88	$9.23	$8.82	$9.31
Cash Flow Discount Rate	$8.96	$9.14	$8.92	$9.18
Residual Discount Rate	$8.91	$9.19	$8.83	$9.27
Direct Capitalization Rate	$8.89	$9.76	$8.79	$9.86
Secured Notes Payable
Values for our consolidated secured notes payable, or the Secured Notes Payable, were estimated by Stanger using a discounted cash flow analysis, which used inputs based on the remaining loan terms and estimated current market interest rates for notes payable with similar characteristics, including remaining loan term, loan-to-value ratios, debt-service-coverage ratios, prepayment terms, and collateral property attributes. The current market interest rate was generally determined based on market rates for available comparable debt. The estimated current market interest rates ranged from 3.7% to 4.7% for the Secured Notes Payable.
As of June 30, 2017, Stanger’s estimated fair value of our Secured Notes Payable was $401.4 million. The weighted-average discount rate applied to the future estimated debt payments of the Secured Notes Payable was approximately 4.2%.
While we believe that Stanger’s assumptions and inputs are reasonable, a change in these assumptions and inputs would significantly impact the calculation of the estimated value of our Secured Notes Payable and thus, the Estimated Per Share NAV. The table below illustrates the impact on the Estimated Per Share NAV if the market interest rate of the Secured Notes Payable were adjusted by 0.25% or 5.0%, and assuming all other factors remain unchanged:

Increase	Decrease	Increase	Decrease
25 Basis Points	25 Basis Points	5.0%	5.0%
$9.23	$9.13	$9.22	$9.14

Cash, Other Assets, Other Liabilities and Credit Facility
The fair value of our cash, other assets, other liabilities and our operating partnership’s credit facility were estimated by our advisor to approximate carrying value as of the Valuation Date.

The carrying value of a majority of our other assets and liabilities are considered to equal their fair value due to their short maturities or liquid nature. Certain balances, such as straight-line rent receivables, lease intangible assets and liabilities and deferred financing costs, have been eliminated for the purpose of the valuation due to the fact that the value of those balances were already considered in the valuation of the respective investments. As of June 30, 2017, the estimated total liability for distribution and servicing fees in accordance with GAAP was $9,475,000. The estimated liability for distribution and servicing fees was eliminated for the purpose of the valuation because we will not be obligated to pay distribution and servicing fees in the event our portfolio is liquidated.
Different parties using different assumptions and estimates could derive a different Estimated Per Share NAV, and these differences could be significant. The value of our shares will fluctuate over time in response to developments related to individual assets in our portfolio and the management of those assets and in response to the real estate and finance markets.

Advisor Promote
The Estimated Per Share NAV was calculated net of our advisor’s subordinated participation in net sale proceeds in the event of a liquidation of our portfolio, or the Advisor Promote, which we advised Stanger was equal to 15.0% of net sale proceeds after stockholders are paid return of capital plus a 6.0% cumulative, non-compounded return. Stanger estimated the value of the Advisor Promote at $0 as of the Valuation Date.

The Board’s Determination of the Estimated Per Share NAV
Based upon a review of the Reports provided by Stanger, upon the recommendation of the audit committee, our board of directors estimated the per share NAV for each of the Class A common stock, Class I common stock and Class T common stock to be $9.18.

Limitations of the Estimated Per Share NAV
The various factors considered by our board of directors in determining the Estimated Per Share NAV were based on a number of assumptions and estimates that may not be accurate or complete. As disclosed above, we are providing the Estimated Per Share NAV to assist broker-dealers that participate, or participated, in our public offering in meeting their customer account statement reporting obligations. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different Estimated Per Share NAV. The Estimated Per Share NAV is not audited and does not represent the fair value of our assets or liabilities according to GAAP.
Accordingly, with respect to the Estimated Per Share NAV, we can give no assurance that:

•	a stockholder would be able to resell his or her Class A shares of common stock, Class I shares of common stock or Class T shares of common stock at the Estimated Per Share NAV;

•	a stockholder would ultimately realize distributions per share equal to our Estimated Per Share NAV upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•	our shares of Class A common stock, Class I common stock and Class T common stock would trade at the Estimated Per Share NAV on a national securities exchange;

•	a different independent third-party appraiser or other third-party valuation firm would agree with our Estimated Per Share NAV; or

•
the Estimated Per Share NAV, or the methodology used to estimate the Estimated Per Share NAV, will be found by any regulatory authority to comply with ERISA, the Internal Revenue Code of 1986, as amended, or other regulatory requirements.

 Similarly, the amount a stockholder may receive upon repurchase of his or her shares, if he or she participates in our share repurchase program, may be greater than or less than the amount a stockholder paid for the shares, regardless of any increase in the underlying value of any assets we own.
The Estimated Per Share NAV is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on a fully diluted basis, calculated as of June 30, 2017. The Estimated Per Share NAV was based upon 99,879,473 shares of equity interest outstanding as of June 30, 2017, which was comprised of (i) 99,863,473 outstanding shares of our common stock and (ii) 16,000 shares of unvested restricted Class A common stock issued to our independent directors, which shares vest ratably over time.
Further, the value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets. As discussed above, the Estimated Per Share NAV does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The Estimated Per Share NAV also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale. We currently expect to utilize an independent valuation firm to update the Estimated Per Share NAV in the second half of 2018, in accordance with IPA Valuation Guidelines, but we are not required to update the Estimated Per Share NAV more frequently than annually.
Revised Primary Offering Prices
Commencing on October 1, 2017, the offering price for shares of our Class A common stock pursuant to our primary offering is $10.200 per share, which reflects the $9.18 Estimated Per Share NAV, a 7.0% selling commission and a 3.0% dealer manager fee, the offering price for shares of our Class I common stock pursuant to our primary offering is $9.273 per share, which reflects the $9.18 Estimated Per Share NAV and a 1.0% dealer manager fee, and the offering price for shares of our Class T common stock pursuant to our primary offering is $9.766 per share, which reflects the $9.18 Estimated Per Share NAV, a 3.0% selling commission and a 3.0% dealer manager fee. Accordingly, all references to a $10.078 per Class A share primary offering price, $9.162 per Class I share primary offering price and $9.649 per Class T share primary offering price throughout the prospectus are hereby superseded and replaced with $10.200 per Class A share, $9.273 per Class I share and $9.766 per Class T share. With respect to Class I shares, the dealer manager may receive up to 2.0% of the gross offering proceeds from the sale of Class I shares as a dealer manager fee, of which 1.0% will be funded by our advisor without reimbursement from us, in which case, commencing on October 1, 2017, the primary offering price per Class I share will be $9.273, as noted above. However, the 1.0% of the dealer manager fee paid from offering proceeds will be waived in the event an investor purchases Class I shares through a registered investment advisor that is not affiliated with a broker dealer, and in such instances, commencing on October 1, 2017, the price per Class I share would be $9.18. Therefore, all references to the $9.07 per Class I share in the event the 1.0% dealer manager fee is waived, as described above, are hereby superseded and replaced with $9.18 per Class I share.
All subscriptions for primary offering shares that are received in good order and fully funded by the close of business on September 30, 2017 will be processed using the $10.078 per Class A share primary offering price, $9.162 per Class I share primary offering price or $9.07 per Class I share primary offering price, as applicable, and $9.649 per Class T share primary offering price; all subscriptions for primary offering shares received and/or funded after the close of business on September 30, 2017 will be processed using a $10.200 per Class A share primary offering price, $9.273 per Class I share primary offering price or $9.18 per Class I share primary offering price, as applicable, and $9.766 per Class T share primary offering price.
The table on the cover page of our prospectus and all similar discussions appearing throughout our prospectus are superseded and replaced in their entirety as follows:

	Aggregate Price to Public(1)	Selling Commissions	Dealer Manager Fee(2)	Proceeds Before Expenses to Us(1)(4)
Primary Offering
Per Class A Share	$10.200	$0.714	$0.306	$9.18
Per Class I Share	$9.273	$—	$0.093	$9.18
Per Class T Share (3)	$9.766	$0.293	$0.293	$9.18
Maximum Offering	$2,250,000,000	$157,500,000	$67,500,000	$2,025,000,000
Distribution Reinvestment Plan
Per Class A Share	$9.18	$—	$—	$9.18
Per Class I Share	$9.18	$—	$—	$9.18
Per Class T Share	$9.18	$—	$—	$9.18
Maximum Offering	$100,000,000	$—	$—	$100,000,000
Total Maximum Offering (Primary and Distribution Reinvestment Plan)	$2,350,000,000	$157,500,000	$67,500,000	$2,125,000,000

(1)
The aggregate price to the public assumes no purchase price discounts. The offering prices are based on our Estimated Per Share NAV of each of our Class A common stock, Class I common stock and Class T common stock of $9.18 as determined by our board of directors on September 28, 2017, and any applicable upfront selling commissions and dealer manager fees. The table assumes that all of the primary offering gross proceeds come from sales of Class A shares. We reserve the right to reallocate shares being offered between Class A shares, Class I shares and Class T shares, and between the primary offering and the distribution reinvestment plan.

(2)
The dealer manager may receive up to 2.0% of the gross offering proceeds from the sale of Class I shares as a dealer manager fee, of which 1.0% will be funded by our advisor without reimbursement from us. The 1.0% of the dealer manager fee paid from offering proceeds will be waived in the event an investor purchases Class I shares through a registered investment adviser that is not affiliated with a broker dealer. In such event, the per share purchase price of the Class I shares would be $9.18.

(3)
The table excludes the distribution and servicing fees for Class T primary shares, which will be paid over time and may be paid from offering proceeds or other sources. With respect to Class T shares sold in the primary offering, we will pay our dealer manager a distribution and servicing fee that accrues daily equal to 1/365th of 1.0% of the amount of the most recent offering price per Class T share on a continuous basis from year to year, payable out of amounts that otherwise would be distributed to holders of Class T shares; provided; however, that upon the termination of our primary offering, the distribution and servicing fee shall be an amount that accrues daily equal to 1/365th of up to 1.0% of the most recent estimated NAV per Class T share on a continuous basis. We will cease paying distribution and servicing fees with respect to all Class T shares sold in the primary offering on the earliest to occur of the following: (i) a listing of the Class T shares on a national securities exchange; (ii) following the completion of the Offering, the date on which total underwriting compensation in the Offering equals (a) 10% of the gross proceeds from our primary offering less (b) the total amount of distribution and servicing fees waived by participating broker-dealers; (iii) the date on which there are no longer any Class T shares outstanding; (iv) the fourth anniversary of the last day of the fiscal quarter in which our primary offering terminates; (v) with respect to a Class T share sold in the primary offering, the date on which a participating broker-dealer receives (a) total underwriting compensation equal to 10% of the gross offering proceeds of such Class T share less (b) the amount of any waived distribution and servicing fees by such participating broker-dealer; or (vi) the date on which the holder of such Class T share or its agent notifies the Company or its agent that he or she is represented by a new participating broker-dealer; provided that we will continue paying the distribution and servicing fee, which shall be re-allowed to the new participating broker-dealer, if the new participating broker-dealer enters into a participating broker-dealer agreement with the Dealer Manager or otherwise agrees to provide the services set forth in the dealer manager agreement. We cannot predict when this will occur. No selling commissions, dealer manager fees or distribution and servicing fees will be paid on shares under the distribution reinvestment plan.

(4)
Proceeds are calculated before deducting issuer costs other than selling commissions and the dealer manager fee. These issuer costs are expected to consist of, among others, expenses of our organization and offering. See the “Plan of Distribution” section of the prospectus.

Revised Distribution Reinvestment Plan Prices
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary - Distribution Reinvestment Plan” on page 22 of the prospectus and “Third Amended and Restated Distribution Reinvestment Plan” on page 163 of the prospectus and elsewhere where the context requires:
Commencing on October 1, 2017, shares of our Class A common stock issued pursuant to our Third Amended and Restated Distribution Reinvestment Plan, or the DRIP, will be issued for $9.18 per share, shares of our Class I common stock issued pursuant to the DRIP will be issued at $9.18 per share and shares of our Class T common stock issued pursuant to the DRIP will be issued for $9.18 per share.
A participant may terminate or modify his or her participation in the DRIP at any time without penalty by delivering a written notice to the administrator. To be effective for any distribution, such termination notice must be received by the administrator at least 10 days prior to the last day of the month to which the distribution relates. Any written notice of termination should be sent by mail to DST Systems, Inc., P.O. Box 219312, Kansas City, MO 64121-9312.
Stockholders who presently participate in the DRIP do not need to take any action to continue their participation in the DRIP.
Revised Share Repurchase Prices
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary - Second Amended and Restated Share Repurchase Program” beginning on page 23 of the prospectus and “Second Amended and Restated Share Repurchase Program” beginning on page 164 of the prospectus and elsewhere where the context requires.
In accordance with our Second Amended and Restated Share Repurchase Program, or SRP, a stockholder must have beneficially held its Class A shares, Class I shares or Class T shares, as applicable for at least one year prior to offering them for sale to us through our share repurchase program, unless the Class A shares, Class I shares or Class T shares, as applicable, are being repurchased in connection with a stockholder’s death, Qualifying Disability, or certain other exigent circumstances. The purchase price for shares repurchased under our SRP will be 100.0% of the most recent estimated net asset value of the Class A common stock, Class I common stock or Class T common stock, as applicable (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). Therefore, effective with share repurchases on October 1, 2017, the purchase price for shares repurchased under our SRP will be $9.18, which is the most recent estimated value of the Class A common stock, Class I common stock or Class T common stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). Our board of directors reserves the right, in its sole discretion, at any time and from time to time, to waive the one-year holding period requirement in the event of the death or Qualifying Disability of a stockholder, other involuntary exigent circumstances such as bankruptcy or a mandatory distribution requirement under a stockholder’s IRA.
For a stockholder’s shares to be eligible for repurchase, we must receive a written repurchase request at least five business days prior to the end of the month in which the stockholder requests a repurchase of his or her shares. As provided under the SRP, we limit the number of shares repurchased during any calendar year to 5.0% of the number of shares of our common stock outstanding as of December 31st of the previous calendar year. In addition, we are authorized to repurchase shares of common stock using proceeds received from the distribution reinvestment plan and other operating funds, if any, as the board of directors, in its sole discretion, may reserve for this purpose.
Description of Real Estate Investments
The following information replaces in its entirety the second full paragraph on page 14 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and on page 108 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
As of September 28, 2017, on a portfolio level, we, through wholly-owned subsidiaries of our operating partnership, owned a combination of the fee simple interest and leasehold interest in 64 properties located in various states, consisting of approximately 4,676,000 gross rentable square feet of commercial space. As of September 28, 2017, our properties that are subject to net leases have a consolidated weighted average yield of 7.87%. As of September 28, 2017, our leases have average annual rent escalations of 2.12%.
Individually Immaterial Real Property Acquisitions
The following information replaces in its entirety the first sentence of the first full paragraph on page 109 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
As of September 28, 2017, we purchased, since inception, 63 individually immaterial properties for an aggregate contract purchase price of approximately $1,238,101,000 plus closing costs, with total annualized base rent at acquisition of approximately $84,921,000.
The following table supplements, and should be read in conjunction with, the table beginning on page 109 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
The following tables summarizes the two individually immaterial properties acquired since August 25, 2017 in order of acquisition date:

Property Description*	Location	MSA/µSA (1)	Date Acquired	Contract Purchase Price (2)	Property Taxes (3)	Fees Paid to Sponsor (4)	Major Tenants (5)	Total Rentable Square Feet	% of Total Rentable Square Feet Leased to Major Tenants	% of Total Rentable Square Feet Leased	Lease Expiration for Major Tenants
Silverdale Healthcare Facility	Silverdale, WA	Bremerton-Silverdale, WA	08/25/2017	$9,600,000	88,293	192,000	Surgery Center of Silverdale, LLC	10,952	41.92%	100.00%	07/30/2026
							Retina Center Northwest, PLLC	6,513	24.93%		08/24/2029
							Jason C. Cheung, MD, PS	3,025	11.58%		08/24/2029
							Eric A. Cole, MD, PS	2,983	11.42%		08/24/2029
							Seattle Children's Hospital	2,654	10.15%		09/30/2021
Silverdale Healthcare Facility II	Silverdale, WA	Bremerton-Silverdale, WA	09/20/2017	$6,950,000	69,582	139,000	Franciscan Medical Group	19,184	100.00%	100.00%	06/30/2026

(1)	Our properties are located in the MSAs of their respective cities and as such may compete with other facilities for tenants if the current leases are not renewed.

(2)	Contract purchase price excludes acquisition fees and costs.

(3)	Represents real estate taxes for 2016.

(4)
Fees paid to the sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned "Management Compensation" beginning on page 83 of the prospectus.

(5)	Major tenants include those tenants who occupy greater than 10% of the rentable square feet of their respective property. We believe each of these tenants is creditworthy.
Credit Facility
The following information supplements, and should be read in conjunction with, the table on page 115 contained in the “Investment Objectives, Strategy and Policies—Entry into a Credit Facility” section of the prospectus:
The following table summarizes the property added to the pool availability under our credit facility since September 15, 2017:

Property	Date Added	Pool Availability
Silverdale Healthcare Facility II	09/20/2017	$3,822,500

CVOP II has pledged a security interest in the properties that serve as collateral for the KeyBank Credit Facility pursuant to the terms of the KeyBank Credit Facility Amendment.
As of September 28, 2017, CVOP II had a total pool availability under the KeyBank Credit Facility of $376,059,000 and an aggregate outstanding principal balance of $220,000,000. As of September 28, 2017, $156,059,000 remained available to be drawn on the KeyBank Credit Facility.
Risk Factors
The following information supersedes and replaces the risk factor entitled “The Estimated Per Share NAV of each of our Class A common stock and Class T common stock are estimates as of a given point in time and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the company” and the risk factor entitled “The purchase prices you pay for shares of our Class A common stock, Class I common stock and Class T common stock are based on the Estimated Per Share NAV of each of our Class A common stock and Class T common stock at a given point in time, and any applicable per share upfront selling commissions and dealer manager fees. Our Estimated Per Share NAV is based upon a number of estimates, assumptions, judgments and opinions that may not be, or may later prove not to be, accurate or complete, which could make the estimated valuations incorrect. As a result, our Estimated Per Share NAV may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay may be higher than the value of our assets per share of common stock at the time of your purchase” in the section entitled “Risk Factors - Risks Related to an Investment in Carter Validus Mission Critical REIT II, Inc.” beginning on page 26 of the prospectus:
The Estimated Per Share NAV of each of our Class A common stock, Class I common stock and Class T common stock are estimates as of a given point in time and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the company.
The offering prices per Class A share, Class I share and Class T share are based on our Estimated Per Share NAV of each of our Class A common stock, Class I common stock and Class T common stock as of June 30, 2017, as determined by our board of directors on September 28, 2017, which we refer to collectively as our Estimated Per Share NAV, and any applicable per share upfront selling commissions and dealer manager fees. The price at which stockholders purchase shares and any subsequent values are likely to differ from the price at which a stockholder could resell such shares because: (1) there is no public trading market for our shares at this time; (2) the price does not reflect, and will not reflect, the fair value of our assets as we acquire them, nor does it represent the amount of net proceeds that would result from an immediate liquidation of our assets or sale of the company, because the amount of proceeds available for investment from this offering is net of selling commissions, dealer manager fees, other organization and offering expense reimbursements and acquisition fees and expenses; (3) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current conditions in the financial and real estate markets may affect the value of our investments; (4) the estimated value does not take into account how developments related to individual assets may increase or decrease the value of our portfolio; and (5) the estimated value does not take into account any portfolio premium or premiums to value that may be achieved in a liquidation of our assets or sale of our portfolio. Further, the value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets. The Estimated Per Share NAV does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The Estimated Per Share NAV also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale. There are currently no SEC, federal and state rules that establish requirements specifying the methodology to employ in determining an estimated value per share; provided, however, that pursuant to FINRA rules, the determination of the estimated value per share must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert and must be derived from a methodology that conforms to standard industry practice. Subsequent estimates of our Estimated Per Share NAV will be done at least annually. Our Estimated Per Share NAV is an estimate as of a given point in time and likely does not represent the amount of net proceeds that would result from an immediate sale of our assets.
The purchase prices you pay for shares of our Class A common stock, Class I common stock and Class T common stock are based on the Estimated Per Share NAV of each of our Class A common stock, Class I common stock and Class T common stock at a given point in time, and any applicable per share upfront selling commissions and dealer manager fees. Our Estimated Per Share NAV is based upon a number of estimates, assumptions, judgments and opinions that may not be, or may later prove not to be, accurate or complete, which could make the estimated valuations incorrect. As a result, our Estimated Per Share NAV may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay may be higher than the value of our assets per share of common stock at the time of your purchase.
The per share price for Class A shares, Class I shares and Class T shares in our primary offering and pursuant to our DRIP are based on our most recent Estimated Per Share NAV of each of our Class A common stock, Class I common stock and Class T common stock and applicable upfront commissions and fees. Currently, there are no SEC, federal or state rules that establish requirements specifying the methodology to employ in determining an Estimated Per Share NAV. The audit committee of our board of directors, pursuant to authority delegated by our board of directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine our Estimated Per Share NAV, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals. Pursuant to the prior approval of the audit committee of our board of directors, which is solely comprised of our independent directors, in accordance with the valuation policies previously adopted by our board of directors, we engaged Robert A. Stanger & Co., Inc., or Stanger, an independent third-party valuation firm, to assist with determining the Estimated Per Share NAV. Our Estimated Per Share NAV was determined after consultation with our advisor and Stanger. Stanger prepared an appraisal report summarizing key information and assumptions and providing a value on 49 of our 62 properties in our portfolio as of June 30, 2017. In addition, Stanger relied upon the appraisal reports prepared by third parties other than Stanger on 11 properties acquired in the six months preceding June 30, 2017 and the book value of two properties, which were under development as of June 30, 2017. Stanger also prepared a net asset value report, which estimates the per share NAV of each of our Class A, Class I and Class T common stock as of June 30, 2017. The valuation was based upon the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of June 30, 2017, and was performed in accordance with the valuation guidelines established by the Investment Program Association Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs. The Estimated Per Share NAV was determined by our board of directors. Subsequent estimates of our per share NAV for each of our Class A common stock, Class I common stock and Class T common stock will be prepared at least annually. Our Estimated Per Share NAV is an estimate as of a given point in time and likely does not represent the amount of net proceeds that would result from an immediate sale of our assets. The Estimated Per Share NAV is not intended to be related to any values at which individual assets may be carried on financial statements under applicable accounting standards. While the determination of our most recent Estimated Per Share NAV was conducted with the material assistance of a third-party valuation expert, with respect to asset valuations, we are not required to obtain asset-by-asset appraisals prepared by certified independent appraisers, nor must any appraisals conform to formats or standards promulgated by any trade organization. Other than the information included in our Current Report on Form 8-K filed on September 28, 2017 regarding the Estimated Per Share NAV, we do not intend to release individual property value estimates or any of the data supporting the Estimated Per Share NAV.
The second risk factor of the "Risk Factors - Employee Benefit Plan, IRA, and Other Tax-Exempt Investor Risks" section on page 54 of our prospectus is superseded and replaced with the following risk factor:
The U.S. Department of Labor has issued a final regulation revising the definition of “fiduciary” and the scope of “investment advice” under ERISA, which may have a negative impact on our ability to raise capital.
On April 8, 2016, the U.S. Department of Labor, or DOL, issued a final regulation relating to the definition of a fiduciary under ERISA and Section 4975 of the Code. The final regulation broadens the definition of fiduciary by expanding the range of activities that would be considered to be fiduciary investment advice under ERISA and is accompanied by new and revised prohibited transaction exemptions relating to investments by employee benefit plans subject to Title I of ERISA or retirement plans or accounts subject to Section 4975 of the Code (including IRAs). Under the final regulation, a person is deemed to be providing investment advice if that person renders advice as to the advisability of investing in our shares, and that person regularly provides investment advice to the plan pursuant to a mutual agreement or understanding that such advice will serve as the primary basis for investment decisions, and that the advice will be individualized for the plan based on its particular needs. The final regulation and the related exemptions were expected to become applicable for investment transactions on and after April 10, 2017, but generally should not apply to purchases of our shares before the final regulation becomes applicable. However, on February 3, 2017, the President asked for additional review of this regulation. In response, on March 2, 2017, the DOL published a notice seeking public comments on, among other things, a proposal to adopt a 60-day delay of the April 10 applicability date of the final regulation. On April 7, 2017, the DOL published a final rule extending for 60 days the applicability date of the final regulation to June 9, 2017. Many of the requirements of the exemptions that accompany the regulation will not take effect until January 1, 2018 or later.
The final regulation and the accompanying exemptions are complex, and plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding this development. The final regulation could have negative implications on our ability to raise capital from potential investors, including those investing through IRAs.
Plan of Distribution
The following information supersedes and replaces the section entitled “Plan of Distribution - Special Discounts - Friends and Family” on page 176 of the prospectus:

Friends and Family
Our executive officers and managers and their immediate family members, as well as officers and persons associated with our advisor and its members and their affiliates and their immediate family members (including spouses, parents, grandparents, children and siblings) and other individuals designated by our management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase Class A shares in this Offering at a discount if such persons purchase shares through a broker-dealer that sells both Class A and Class T shares. The purchase price for such Class A shares will be $9.486 per Class A share, reflecting the fact that selling commissions in the amount of $0.714 per Class A share will be waived and not payable in connection with such shares. There is no limit on the number of Class A shares that may be sold to such persons, and Class T shares will not be eligible for similar discounts if a broker-dealer sells Class A shares and Class T shares. However, the aforementioned individuals may purchase Class T shares at a discount if they purchase Class T shares through a broker-dealer that only sells Class T shares and does not sell Class A shares. The purchase price for such Class

T shares will be $9.473, reflecting the fact that selling commissions in the amount of $0.293 per Class T share will be waived and not payable in connection with such shares. There is no limit on the number of Class T shares that may be sold to such persons.
Roll-Up Transactions
The following information supersedes and replaces the second paragraph of the section entitled “Description of Securities - Restrictions on Certain Conversion Transactions and Roll-Ups" beginning on page 156 of the prospectus:
A “roll-up entity” is a partnership, REIT, corporation, trust or other similar entity created or surviving a roll-up transaction. A roll-up transaction does not include: (1) a transaction involving the securities of our company that have been listed on a national securities exchange for at least twelve months; or (2) a transaction involving our conversion to corporate, trust or association form if, as a consequence of the transaction, there will be no significant adverse change in any of the following:

•	stockholders' voting rights;

•	our term of existence;

•	sponsor or advisor compensation; or

•	our investment objectives.